# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GEN Restaurant Group, Inc., CIK 0001891856
CUSIP: 36870C104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11480 South Street, Suite 205, Cerritos, California (CA), 90703
Date of event which requires filing of this statement: 12/17/2023
Filed by CIK 0001982034
Persons authorized to receive notices and communications: Jae Chang, 11480 South Street Suite 205, Cerritos, California (CA), 90703, 562-356-9929

## Reporting persons
- Jae Chang (CIK 0001982034): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,288,305; sole dispositive power 0; shared dispositive power 8,288,305; aggregate amount beneficially owned 8,288,305 (60.7% of the class)
- Juhee Han: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,288,305; sole dispositive power 0; shared dispositive power 8,288,305; aggregate amount beneficially owned 8,288,305 (60.7% of the class)
- JC Group International Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,275,574; sole dispositive power 0; shared dispositive power 8,275,574; aggregate amount beneficially owned 8,275,574 (60.6% of the class)
- JC Holding Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,275,574; sole dispositive power 0; shared dispositive power 8,275,574; aggregate amount beneficially owned 8,275,574 (60.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: GEN Restaurant Group, Inc.
Address of issuer's principal executive offices: 11480 South Street, Suite 205, Cerritos, California (CA), 90703
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the Class A common stock, $0.001 par value per share (the "Class A Common Stock"), and the Class B common stock, $0.001 par value per share (the "Class B Common Stock"), of GEN Restaurant Group, Inc. (the "Issuer"), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 10, 2023, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 26, 2023 (as amended, the "Schedule 13D"). This Amendment No. 2 is being filed to amend and supplement the Schedule 13D to update the recorded holdings of the reporting persons after giving effect to that certain Reallocation Agreement, effective as of December 17, 2023 (the "Reallocation Agreement"), pursuant to which certain shares of Class B Common Stock and Class B limited liability company units ("Class B Units") of GEN Restaurant Companies, LLC, a Delaware limited liability company ("GEN LLC"), were transferred by the reporting persons for no consideration to David Kim, an executive officer and director of the Issuer, and certain of his affiliates.

The address of the principal executive offices of the Issuer is 11480 South Street, Suite 205, Cerritos, California 90703.

## Item 2. Identity and Background
Name of person filing:
The disclosure provided in Item 2 of the Schedule 13D is amended and restated to include the following disclosure.

This Amendment is being filed by Jae Chang, Juhee Han (spouses), JC Holding Group, LLC and JC Group International Holding Inc. (collectively, the "Reporting Persons") pursuant to their agreement to the joint filing of the Schedule 13 D and this Amendment, attached as an exhibit hereto (the "Joint Filing Agreement").

As of the date of this statement, (i) Mr. Chang is the record owner of 12,731 shares of Class A Common Stock and 2,479,937 shares of Class B Common Stock, (ii) Ms. Han is the record owner of 1,874,608 shares of Class B Common Stock, (iii) JC Holding Group, LLC is the record owner of 2,549,109 shares of Class B Common Stock, and (iv) JC Group International Holding Inc. is the record owner of 1,371,920 shares of Class B Common Stock. Mr. Chang is the ultimate control person of JC Holding Group, LLC and JC Group International Holding Inc., and as such, is an indirect beneficial owner of the shares held by such entities. As spouses, each of Mr. Chang and Ms. Han directly or indirectly may be deemed to have shared voting and investment power with respect to the shares of Class B Common Stock owned and/or controlled by Mr. Chang and Ms. Han. As such, Mr. Chang and Ms. Han may be deemed to have shared beneficial ownership over such shares of Class B Common Stock.
Residence or business address: The address of each of the Reporting Persons is 11480 South Street, Suite 205, Cerritos, CA 90703
Present principal occupation or employment: The present principal occupation of Mr. Chang is director of the Issuer. Ms. Han does not presently have a principal occupation. Not applicable to JC Holding Group, LLC and JC Group International Inc.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship: Each of Mr. Chang and Ms. Han is a United States citizen. Each of JC Holding Group, LLC and JC Group International Holding Inc. is organized under the laws of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Schedule 13D is hereby amended and supplemented as follows.

The shares of Class B Common Stock and Class B Units transferred pursuant to the Reallocation Agreement were transferred by the Reporting Persons for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended and supplemented as follows.

Pursuant to the Reallocation Agreement, certain shares of Class B Common Stock and Class B Units were transferred by the Reporting Persons for no consideration to David Kim, the chief executive officer and a director of the issuer, and certain of his affiliates to update the recorded holdings of the Reporting Persons following the IPO to more appropriately reflect the relative value of the equity interests contributed pursuant to the Contributiom Agreements (as defined in the Reallocation Agreement). A copy of the Reallocation Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure provided in Item 5 of the Schedule 13D is amended and restated to include the following disclosure.

The responses to this Item 5 and the information on the cover pages hereto are based on 5,375,752 shares of Class A Common Stock outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024.

The information set forth in Items 2, 3 and 6 of this Amendment and the cover pages of this Amendment is hereby incorporated by reference into this Item 5.

As a result of the transactions described in Item 4 of this Amendment, the Reporting Persons have shared beneficial ownership of 8,275,574 shares of Class B Common Stock, which represents 60.6% beneficial ownership of the Issuer's Class A Common Stock, if such shares of Class B Common Stock and corresponding Class B units of GEN LLC were exchanged for Class A Common Stock pursuant to the terms of the GEN LLC limited liability company agreement which the Reporting Persons are party to; except for Jae Chang and Juhee Han, who have shared beneficial ownership of 12,731 shares of Class A Common Stock and 8,275,574 shares of Class B Common Stock, which represents 60.7% beneficial ownership of the Issuer's Class A Common Stock, if such shares of Class B Common Stock and corresponding Class B units of GEN LLC were exchanged for Class A Common Stock.

The Reporting Persons have not effected any transactions during the past 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the transactions described in Item 4 of this Amendment, the Reporting Persons have shared beneficial ownership of 8,275,574 shares of Class B Common Stock, which represents 60.6% beneficial ownership of the Issuer's Class A Common Stock, if such shares of Class B Common Stock and corresponding Class B units of GEN LLC were exchanged for Class A Common Stock pursuant to the terms of the GEN LLC limited liability company agreement which the Reporting Persons are party to; except for Jae Chang and Juhee Han, who have shared beneficial ownership of 12,731 shares of Class A Common Stock and 8,275,574 shares of Class B Common Stock, which represents 60.7% beneficial ownership of the Issuer's Class A Common Stock, if such shares of Class B Common Stock and corresponding Class B units of GEN LLC were exchanged for Class A Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Person have not effected any transactions during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended and supplemented as follows.

Item 4 above summarizes certain provisions of the Reallocation Agreement and is incorporated herein by reference. A copy of the Reallocation Agreement is attached as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number* Description

99.1 Joint Filing Agreement, dated August 14, 2023 (incorporated by reference to the Reporting Persons' Amendment No. 1 to Schedule 13D, Exhibit 99.1, filed July 26, 2023).

99.2 Reallocation Agreement, dated December 17, 2023, by and among the Reporting Persons and the other parties thereto.

## Signatures
- Jae Chang: /s/Jae Chang, Director (04/30/2025)
- Juhee Han: /s/ Juhee Han, Spouse (04/30/2025)
- JC Group International Holdings, Inc.: /s/Jae Chang, Chief Executive Officer, Chief Financial Officer and Secretary (04/30/2025)
- JC Holding Group, LLC: /s/ Jae Chang, Chief Executive Officer, Chief Financial Officer and Secretary (04/30/2025)